P.E. 12/31/01
0-28970

FORM 6-K

02011875

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2001

COLT TELECOM GROUP plc
(Translation of Registrant's Name into English)

15 Marylebone Road
London
NW1 5JD
England

RECEIVED
JAN 24 2002
316

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's

Registration Statement on Form S-8 (Reg. No.333-8362), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09116), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09118), in the Registrant's Registration Statement Form F-3 (Reg. No. 333-09120), and in the Registrant's Registration Statement Form F-4 (Reg. No. 333-11866), and in the Registrant's Registration Statement Form F-3 (Reg. No. 333-13990)

Enclosure: Notification of Interest dated 21st December 2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.

Date: 21st December 2001

COLT Telecom Group plc

By: ______________________

Mark A. Jenkins
Legal Services Director

**Notification of interests in shares under**

**Section 198 of the Companies act 1985**

**AVS: 351769**

1. **Name of Company**

   *COLT Telecom Group plc*

2. **Name of Shareholder having a major interest**

   *Notification is in respect of indirect interests*

3. **Please state whether notification indicates that it is in respect of holding of the**

   **Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18**

   *Notification is in respect of a non-beneficial interest held by CGNU plc. either directly or through its subsidiary, Morley Fund Management Limited*

4. **Name of the registered holder(s) and, if more than one holder, the number of**

   **shares held by each of them**

   *BNY Norwich Union Nominees Ltd: 30,264,376*

   *Chase GA Group Nominees Ltd: 37,712,927*

   *CUIM Nominees Ltd: 22,965,224*

   *RBSTB Nominees Ltd: 1,924,233*

   *Hibernian Investment Managers Ltd: 234,337*

5. **Number of shares/amount of stock acquired**

   *28,755,302*

6. **Percentage of issued class**

   *1.9%*

7. **Number of shares/amount of stock disposed**

   *28,755,302*

8. **Percentage of issued Class**

   *1.9%*

9. **Class of security**

   *Ordinary Shares of 2.5p*

10. **Date of Transaction**

    *19 December 2001 disposal*

    *20 December 2001 purchase*

11. **Date Company informed**

    *21 December 2001*

12. **Total holding following this notification**

    *93,101,097*

13. **Total percentage holding of issued class following this notification**

    *6.18%*

14. **Any additional information**

    *N/A*

15. **Name of contact and telephone number for queries**

    *John Doherty: 0207 390 3681*

16. **Name and signature of authorised company official responsible for making this notification**

Mark A. Jenkins

**Company Secretary**

**Date of Notification: 21 December 2001**

**Company Announcements Office**

**Old Broad Street**

**London**

**EC2N 1HP**

**Facsimile: 0207 588 6057, 0207 334 8964/8965/8966**

**Enquiries: Company Monitoring and enquiries; UK Listing Authority**